April 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jim Rosenberg, Senior Assistant Chief Accountant

Re:       Aviva PLC

Form 20-F for the Year Ended December 31, 2014

Filed and Amended March 16, 2015

File No. 001-34486

Dear Mr. Rosenberg:

We welcome the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated April 2, 2015 regarding the Form 20-F of Aviva plc (the “Group”) for the fiscal year ended December 31, 2014, which was filed with the SEC on March 16, 2015 (the “Form 20-F”). We appreciate the SEC Staff’s queries on our application of accounting requirements which is consistent with our efforts to enhance the overall disclosure in our filings for the benefit of our investors.

Please note that, for ease of reference, the numbered paragraph below corresponds to the numbered paragraph in your comment letter and we have first set forth your comments in full, followed by our response.

Financial statements

Financial statements of the Company, page 240

1.	Comment

Profit for the year and total equity in the financial statements of the Company differs from the corresponding amount in the consolidated financial statements. Tell us why and why you do not account for your investment in subsidiaries under the equity method in the financial statements of the Company, if true.

Response:

Aviva plc is the holding company of the Aviva group. Under UK law 1, in addition to preparing consolidated financial statements, Aviva plc is required to produce individual accounts as a stand-alone legal entity (“the financial statements of the Company”) under international accounting standards rather than UK GAAP. In the Form 20-F, the IFRS financial statements of the Company are set out on pages 240 to 248.

Given that the financial statements of the Company represent Aviva plc’s accounts as a stand-alone legal entity, the profit and total equity of the Company are not the same as the consolidated profit or equity for the Aviva Group which includes the results of Aviva plc and its subsidiaries, joint ventures and associates accounted for in accordance with IFRS. The consolidation principles under IFRS applied by the Aviva Group are disclosed in Note (D), Consolidation Principles, on pages 119 to 120 of the Form 20-F.

Under IFRS, the financial statements of the Company are regarded as “separate” financial statements and have been prepared in accordance with IAS 27 Separate Financial Statements.

Rather than requiring the use of the equity method, IAS 27 2 requires that “when an entity prepares separate financial statements, it shall account for investments in subsidiaries, joint ventures and associates either: (a) at cost, or (b) in accordance with IFRS 9 Financial Instruments.”

Aviva does not yet apply IFRS 9 therefore as permitted by IAS 27 3, the reference to IFRS 9 is read as a reference to IAS 39 Financial Instruments: Recognition and Measurement. As disclosed on page 118 of the Form 20-F, IFRS 9 was published in July 2014, will replace IAS 39 and will be effective for annual reporting periods beginning on or after 1 January 2018.

Consequently, as disclosed on page 120 of the Form 20-F, in the financial statements of the Company, Aviva plc accounts for its investments in subsidiaries at fair value under IAS 39 4. These investments are classified as available for sale (AFS) financial assets, with changes in their fair value being recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.

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1 UK Companies Act 2006, paragraphs 394 and 395

2 IAS 27, paragraph 10

3 IAS 27, paragraph 19

4 IAS 39, paragraph 43

We acknowledge that (i) the Group is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Group may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff’s comments. We would be happy to assist you further, as necessary, by addressing any additional comments or questions you may have. Please feel free to contact me directly at +44 20 7662 2525.

Sincerely,

/s/ David Rogers

David Rogers

Chief Accounting Officer

Cc:	Mr. Mark Brunhofer
Senior Staff Accountant
Securities and Exchange Commission

Ms. Lisa Vanjoske
Assistant Chief Accountant
Securities and Exchange Commission

Mr. Mark Wilson
Group Chief Executive Officer
Aviva plc

Mr. Thomas Stoddard
Group Chief Financial Officer
Aviva plc

Mr. Joseph D. Ferraro
Willkie Farr & Gallagher (UK) LLP